July 1, 2005

Via Facsimile and (561) 659-0701 and U.S. Mail

Michael Harris
1555 Palm Beach Boulevard
West Palm Beach, FL 33401

Re:	Smartvideo Technologies, Inc. Preliminary Consent Statement
of
Forte Capital Partners, LLC
Schedule 14A filed June 21, 2005, File No. 000-26809

Dear Mr. Harris:

	We have reviewed the above-referenced filing and have the following comments:

General
1. Although you refer to this document as a "Consent Statement," you are using it as both a consent and a proxy card. We view the consent and proxy solicitations as separate solicitations in some critical respects. For example, the delivery of a proxy to the company in connection with its annual meeting (which you state may be held in August) would not standing alone revoke a prior-dated proxy granted to you. Because of these practical issues, we permit the use of combined solicitation materials for both the proxy and consent solicitations, with the following procedural safeguards:

(i) a separate Schedule 14A and 14C for the respective proxy and consent solicitations must be filed on EDGAR. The consent statement must satisfy all of the disclosure requirements of both Schedules; and

(ii)  each solicitation requires a separate form of proxy or consent.
We also encourage the use of a different color or style to avoid shareholder confusion and further differentiate the separate solicitations.
2. See comment 1 above concerning joint materials for both a proxy and consent solicitation. As you know, the company has not yet set the record date for any upcoming meeting of shareholders. We are of the view that steps should be taken to ensure that all
shareholders
solicited subsequent to the setting of that record date are
furnished
with the disclosure required by Schedule 14A. This will generally require a supplement to the Consent Statement. Please confirm your understanding in your response letter.
3. The use of a joint proxy/information statement also raises disclosure issues. For example, if the company holds its annual meeting in August as anticipated, it will likely involve only the election of directors and perhaps some other matters presented by management. The other proposals for which you are requesting proxies or consents may not appear on management`s card. Please clarify this
in your disclosure. In addition, you should discuss the effect of granting a consent to you, but also providing a proxy to the company.
For example, discuss whether granting the company a later-dated proxy
will revoke a consent to you.
4. All statements of belief must be characterized as such in your filing, and must be supported by appropriate factual background materials that appear in the consent solicitation itself or are provided to the staff on a supplemental basis. Please provide an "annotated" version of the consent solicitation accompanied by the appropriate supporting materials underlying the factual allegations you make. For example, some of the matters that should be
supported
include (a) the revenue figures for the years ended December 31,
2004
and 2003; (b) the net loss figures for the same periods; and (c) the fees for professional services paid by the company for the same periods. This list is not meant to be all-inclusive.
5. Rule 14a-9 prohibits statements which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." On page 2 of the consent solicitation, you accuse the current board of "blatant breaches of the duty of loyalty to stockholders" and "egregious waste of corporate assets." While you may disagree with actions taken by the board, we believe these and other inflammatory allegations are improper and may run afoul of Rule 14a-9, particularly where they are not stated as beliefs. Please revise.
6. In a prominent place at the beginning of your consent statement, please identify the participants in this solicitation, as defined in
Instruction 3 to Items 4 and 5 of Schedule 14A.
7. Given the prior involvement of some of your nominees with Smartvideo and the ongoing litigation between one nominee and the company, as well as Forte Capital`s prior work for the company and its claims for compensation, it appears that the participants in your solicitation have unique interests and potential conflicts of interest in this solicitation specific to their history with the company. Because of this fact, and because of the importance of this kind of information to an informed voting decision by shareholders, please add a section at the forepart of the consent statement discussing these matters in a clear, concise and complete manner. Rather than repeating disclosure that appears in several places throughout the document, consider relocating it to this new section.
Your existing disclosure should also be expanded to address how Forte and its affiliates will handle those conflicts and conflicts of interest going forward. For example, according to the chart on page
6, Forte claims to be owed cash and securities for services rendered to the company. If its nominees are elected to the board, will such cash and securities be paid to Forte?

8. We note that your second proposal is to repeal any amendment to the company`s bylaws adopted since April 29, 2005 and any amendment adopted before that time but not filed with the SEC. To your knowledge, has any such amendment been adopted? If so, please describe the amendment or amendments that may be affected by the adoption of your proposal.

Why Should I Consent, page 2
Waste, page 4
9. Please see comments 4 and 5 above. Provide us with support, on a supplemental basis, for the assertion that Mr. Walsh was required to and attempted multiple times to obtain the referenced information from Mr. McNeil. Further, you should describe exactly what information you reference.
10. Please explain how the amount of $800,000 for 23 months of services owed to Mr. McNeil`s company is "a concern of a possible illegal transaction." Further, explain how it may "be an example of management enriching themselves at the expense of the stockholders."
For example, do you have any information that confirms the extent and nature of the services provided?
11. In a supplemental response, please explain your calculation of the compensation value owed to Interim CFO Solutions LLC to be at $4.186 million. In such explanation you should state the closing price of the company`s common stock on November 29, 2004, which you use for your calculation.
12. Please provide the basis to support your statement that the "Company`s sizable professional fees which included the fees of a major national law firm which acts as its securities counsel make it appear that this $800,000 liability was at best a waste of the Company`s assets." It appears that the services of securities counsel would be very different from the services provided by Interim
CFO Solutions LLC. Please amend your disclosure to support your statement and provide more information with respect to the types of services provided by the entities you compare.

Interest of Certain Persons in the Solicitation, page 6
13. Please see our comment above regarding the advisability of relocating participant interest information in a single section at the beginning of this document. We emphasize the critical nature of information about the participants` and their affiliates` interests in this solicitation, especially as they differ from the interests of shareholders generally. As such, this type of information must be prominently and clearly disclosed.
14. Summarize the services Forte was obligated to perform under the terms of its consulting agreement with the company. In addition, state the length of that agreement under its terms. Your current disclosure indicates that Forte terminated it after four months, but is not clear whether this was early termination (see our next comment).
15. Briefly discuss the basis for Forte`s termination of its consulting agreement with the company. For example, did the agreement provide for termination upon 30 days notice? In addition, explain why
Forte chose to terminate the agreement.
16. Considerably expand the discussion of the $740,000 owed by Forte to the company under Amendment 1 to the Securities Purchase Agreement. For example, state the date on which this sum became due
(it is not entirely clear whether May 13, 2005 was the triggering event), whether Forte has paid or intends to pay any such sum, and if not, on what basis it is contesting the payment of the $740,000.
17. The registration statement filed by Smartvideo and amended on June 30, 2005 apparently registers the resale of a significant number of shares issued to Forte. Please discuss in this section. Your new disclosure should state how many shares Forte will own going forward, and the estimated proceeds it will realize as a result of the sale of these shares.
18. Please supplementally provide the pleadings in each lawsuit referenced in the consent solicitation and the similar document for the arbitration proceeding initiated by Mr. Seifert.
19. With respect to the lawsuit brought by Forte against the company and Richard E. Bennett, Jr., expand to describe the relief sought and to name the court which will hear the suit.

Amendment of Bylaws to Set the Size of the Board at Four, page 7
20. Despite your disclosure here and elsewhere in the consent statement, it is not entirely clear how you will handle the fact that the size of the board is apparently uncertain and the fact that you have nominated more individuals than the current size of the board.
That is, if this to expand the board fails, but you are successful in electing at least one nominee, which nominee will be elected? Will it be the one with the most votes? This does not appear to jibe with the disclosure on the consent itself (in the asterisked disclosure after
Proposal 3), which appears to indicate that the nominees will be "prioritized" in the order in which they appear on the consent. Please clarify.
Removal of Directors, page 8
21. Given the extensive allegations of fraud, corporate waste, etc.
you make against the company and its director, explain why your fourth proposal seeks to remove Mr. Bennett (and the other members of the board, if any) "without cause." Explain the significance of removing directors without cause versus for cause. For example, will this trigger any severance payments under their respective employment agreements with the company?


Consequences of Partial Approval of the Proposals, page 15
22. In your response letter, please update us on the status of your efforts to obtain the stockholder list from the company for purposes of this solicitation and compliance with your obligations under Rule
14f-1.

Closing Information

      Please revise your Schedule 14A to promptly comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the participants in this solicitation are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

* the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      Direct any questions to me at (202) 551-3257, or in my absence, to Christina Chalk at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.



      Very truly yours,


	Celeste M. Murphy
      						Special Counsel
Office of Mergers
and Acquisitions


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Michael Harris, Esq.
July 1, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE